Mail Stop 3720

February 5, 2007

Mr. Steven Berns
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3

> **Re**: **MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006, June 30, 2006 and March 31, 2006**
> **File No. 1-13178**

Dear Mr. Berns:

        We have reviewed your supplemental response letter dated November 17, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 64

1.   We note your response prior comment 2. In future filings, disclose the nature of these obligations and commitments to minority shareholders in the notes to the financial statements. In addition, it appears that you should expand your MD&A in future filings to discuss the impact of these obligations on your liquidity, if material.

Note 2 – Significant Accounting Policies, page 67

Revenue Recognition, page 69

Marketing Communications Group, page 70

2.   We note your response to prior comment 3, in which you discussed the factors you considered in determining your accounting treatment of certain service transactions. With a view towards enhanced disclosure in future filings, please explain for us in more detail how you applied these general considerations to your specific transactions in determining that revenue should be recognized on a straight-line basis over the expected period or term of the arrangement. In this regard, we note your statement that, for services related to specified projects, you are able to identify output measures that accurately assess progress towards completion for service transactions and recognize revenue based on the relative fair value as the deliverables occur. Tell us why you believe that the straight-line method is most representative of the pattern in which performance takes place.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director